UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 9)

ILLUMINA, INC.
(Name of Subject Company)
CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share
(including the associated preferred stock purchase rights)

(Title of Class of Securities)
________________

452327109
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-4111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,579,204,583	$753,976.85

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 121,439,286 shares of common stock of Illumina, Inc. outstanding as of October 15, 2011, all 10,420,000 shares of common stock of Illumina subject to issuance pursuant to options outstanding as of October 2, 2011, all 3,124,000 shares of common stock of Illumina subject to issuance pursuant to outstanding restricted stock units as of October 2, 2011 and approximately 12,864,000 shares of common stock of Illumina subject to issuance upon conversion of Illumina’s outstanding convertible notes. The number of outstanding shares, options, and restricted stock units is contained in Illumina’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2011.  The numbers of shares subject to issuance upon conversion of Illumina’s outstanding convertible notes is based on filings by Illumina with the Securities and Exchange Commission.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .00011460.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$753,976.85	Filing Party:	CKH Acquisition Corporation
Form or Registration No.:	SC TO-T	Date Filed:	January 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 9 to Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the statement originally filed on January 27, 2012 by CKH Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”) of Illumina, Inc., a Delaware corporation, at $44.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO filed on January 27, 2012 (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 11. Terms of the Transaction.

Section 15 of the Offer to Purchase is hereby amended by deleting the second paragraph under the heading “U.S. Antitrust” in its entirety and replacing it with the following:

“Pursuant to the requirements of the HSR Act, Parent filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on February 8, 2012.  On February 23, 2012, Parent voluntarily withdrew its Premerger Notification and Report Form, and Parent will re-file a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on February 27, 2012 in order to begin a new waiting period under the HSR Act and provide the Antitrust Division and the FTC with additional time to review the purchase of Shares pursuant to the Offer.  If re-filed on that date, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on March 13, 2012, unless earlier terminated by the Antitrust Division or the FTC.  However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Parent, the Purchaser and the Antitrust Division or the FTC, as applicable.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2012

CKH ACQUISITION CORPORATION

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDING LTD

By:	/s/ Dr. Gottlieb Keller
	Name:	Gottlieb Keller
	Title:	Authorized Signatory

By:	/s/ Dr. Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 27, 2012.*
(a)(1)(ii)	Letter of Transmittal (including the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Advertisement dated January 27, 2012.*
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated January 27, 2012.*
(a)(5)(ii)	Roche Memorandum to Global Sales Teams, dated January 27, 2012.
(a)(5)(iii)	Transcript of Video Message to Roche Employees, dated January 30, 2012.
(a)(5)(iv)	Press Release issued by Roche Holding Ltd, dated January 31, 2012.*
(a)(5)(v)	Press Release issued by Roche Holding Ltd, dated February 1, 2012.*
(a)(5)(vi)	Transcript of Roche Holding AG Earnings Call dated February 1, 2012.*
(a)(5)(vii)	Transcript of Roche Holding AG Earnings Call dated February 3, 2012.*
(a)(5)(viii)	Transcript of Roche Investors/Analysts Conference London Diagnostics Session 1, dated February 1, 2012.*
(a)(5)(ix)	Transcript of Roche Investors/Analysts Conference London Diagnostics Session 2, dated February 1, 2012.*
(a)(5)(x)	Transcript of Roche Investors/Analysts Conference London Strategy & Finance Session 1, dated February 1, 2012.*
(a)(5)(xi)	Transcript of Roche Investors/Analysts Conference London Strategy & Finance Session 2, dated February 1, 2012.*
(a)(5)(xii)	Press Release issued by Roche Holding Ltd, dated February 8, 2012.*
(a)(5)(xiii)	Transcript of Roche Investors/Analysts Conference New York Strategy & Finance, dated February 3, 2012.*
(a)(5)(xiv)	Transcript of Roche Investors/Analysts Conference New York Diagnostics, dated February 3, 2012.*
(a)(5)(xv)	Transcript of Roche Annual Media Conference, dated February 1, 2012.*
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
______________________
* Previously filed.